Sub-Item 77C

DREYFUS FUNDS, INC.

Dreyfus Equity Growth Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders (the “Meeting”) of Dreyfus Equity Growth Fund (the “Fund”), a series of Dreyfus Funds, Inc. was held on September 15, 2011. Out of a total of 59,984,970.637 of the Fund’s shares (“Shares”) of common stock outstanding and entitled to vote at the Meeting, a total of 36,626,460.676 of the Fund’s Shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by vote of the holders of the Fund’s outstanding Shares as follows:

The Agreement and Plan of Reorganization, dated April 12, 2011 attached as Exhibit A to Dreyfus Equity Growth Fund’s Prospectus/Proxy Statement dated May 24, 2011, between Dreyfus Funds, Inc., on behalf of Dreyfus Equity Growth Fund, and Dreyfus Research Growth Fund, Inc., and the transactions provided for therein, including the transfer of all of the assets, subject to liabilities, attributable to Class A, Class B, Class C, Class I and Class F shares of Dreyfus Equity Growth Fund to Dreyfus Research Growth Fund, Inc., in exchange solely for Class A, Class C, Class I and Class Z shares of Dreyfus Research Growth Fund, Inc., having an aggregate net asset value equal to the value of Dreyfus Equity Growth Fund’s net assets and the assumption of Dreyfus Equity Growth Fund’s stated liabilities by Dreyfus Research Growth Fund, Inc., the distribution of such shares to holders of Class A, Class B, Class C, Class I and Class F shares of Dreyfus Equity Growth Fund to receive Class A and Class Z shares, respectively, of Dreyfus Research Growth Fund, Inc., in liquidation of Dreyfus Equity Growth Fund, and the subsequent termination of Dreyfus Equity Growth Fund as a series of Dreyfus Funds Inc., hereby are approved.

Affirmative Votes         Negative Votes                  Abstained

31,114,206.433             2,358,157.171                    3,154,097.072